As filed with the Securities and Exchange Commission on August 15, 1997
                                                      Registration No. 333-27841


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933


                           --------------------------

                       ANCOR COMMUNICATIONS, INCORPORATED

             (Exact name of registrant as specified in its charter)

            Minnesota                                      41-1569659
(State or other jurisdiction of              (I.R.S Employer Identification No.)
incorporation or organization)

                             6130 Blue Circle Drive
                          Minnetonka, Minnesota 55343
                                 (612) 932-4000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           Lee B. Lewis                Copy to:               Amy E. Lange
Ancor Communications, Incorporated                        Dorsey & Whitney LLP
      6130 Blue Circle Drive                             220 South Sixth Street
    Minnetonka, Minnesota 55343                          Minneapolis, MN 55402
          (612) 932-4000                                     (612) 340-6323
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               CALCULATION OF REGISTRATION FEE
================================================================================================
                                                                Proposed           Proposed
   Title of Each           Amount             Maximum            Maximum           Amount of
Class of Securities         to be         Offering Price        Aggregate        Registration
 to be Registered        Registered         Per Share*       Offering Price*          Fee
------------------------------------------------------------------------------------------------

   Common Stock
 ($.01 par value)         4,905,556           $5.75            $28,206,947           $8,548**
================================================================================================


* Estimated solely for purposes of computing the registration fee and based upon the average of the high and low sales prices for such Common Stock on May 20, 1997, as reported on the Nasdaq SmallCap Market.


** Previously paid.



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================




PROSPECTUS
                       ANCOR COMMUNICATIONS, INCORPORATED

                             -----------------------

                               4,905,556 SHARES OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)

                             -----------------------

         This Prospectus relates to an aggregate of 4,905,556 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Ancor Communications, Incorporated, a Minnesota corporation ("Ancor" or the "Company"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

         Any or all of the Shares may be offered from time to time in transactions on the Nasdaq SmallCap Market or the Pacific Stock Exchange in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

         The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.


         The Common Stock is traded on the Nasdaq SmallCap Market and the Pacific Stock Exchange. On August 13, 1997, the last sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $10.25 per share.



     THE ACQUISITION AND OWNERSHIP OF THE COMMON STOCK INVOLVE A HIGH DEGREE
       OF RISK. THE COMMON STOCK SHOULD BE PURCHASED ONLY BY INVESTORS WHO
         ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.
                         (SEE "RISK FACTORS" ON PAGE 4.)

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.



                 The date of this Prospectus is August 15, 1997.




TABLE OF CONTENTS
                                                                        PAGE
Available Information                                                      3
Incorporation of Certain Documents
     by Reference                                                          3
Risk Factors                                                               4
Ancor Communications, Incorporated                                        11
Selling Shareholders                                                      12
Plan of Distribution                                                      13
Certain Recent Events                                                     13
Experts                                                                   13
Legal Matters                                                             13




                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. A copy of the Registration Statement is also available on the Commission's EDGAR site on the World Wide Web at: http:\\www.sec.gov. In addition, the Common Stock of the Company is listed on the Nasdaq SmallCap Market and the Pacific Stock Exchange, and reports, proxy statements and other information concerning the Company can also be inspected at such exchanges.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

                  (a) the Annual Report on Form 10-K, as amended, for the year ended December 31, 1996;


                  (b) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and


                  (c) the description of the Common Stock contained in the Registration Statement on Form 8-A dated March 11, 1994, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Lee Lewis, Chief Financial Officer, Ancor Communications, Incorporated, 6130 Blue Circle Drive, Minnetonka, Minnesota 55343, telephone number (612) 932-4000.


                                  RISK FACTORS

         PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION APPEARING IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

DEPENDENCE ON FIBRE CHANNEL PRODUCTS; COMPETING TECHNOLOGIES; UNCERTAINTY OF MARKET ACCEPTANCE OF FIBRE CHANNEL TECHNOLOGY

         The Company's current products are all designed to comply with the Fibre Channel standard for data communications network technology, and the Company's success will thus depend on the market acceptance of Fibre Channel as a technology for addressing data communications needs. Fibre Channel competes with a number of other network technologies, including both established technologies, such as Fiber Distributed Data Interface ("FDDI"), Ethernet and Token Ring, and newer technologies that have not yet achieved wide market penetration, such as Fast Ethernet, Gigabit Ethernet and Asynchronous Transfer Mode ("ATM"). The Company believes that users generally do not replace existing network technologies until system demands significantly strain their capacity, relying instead on interim solutions such as greater segmentation of networks using additional networks and routers. In addition, many users who install new network technology continue to choose the older, established technologies rather than newer technologies such as Fibre Channel. Furthermore, users who are replacing existing data communications networks may choose other new data communications technologies rather than Fibre Channel; in particular, many believe that ATM products, which are available from a number of companies, are the most significant new technology competitive with Fibre Channel. In order to gain market acceptance, the Company's products must be priced to provide a cost-effective alternative to competing technologies. Market acceptance of Fibre Channel technology may also be affected by the fact that Fibre Channel is not suitable for wide area network ("WAN") applications due to distance limitations specified in the American National Standards Institute ("ANSI") standards. There can be no assurance that Fibre Channel technology will gain widespread acceptance or that it will be able to compete successfully with existing or future technologies. The failure of Fibre Channel to gain widespread market acceptance or of the Fibre Channel market to expand would have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE AND RISK OF TECHNOLOGICAL OBSOLESCENCE

         The data network communications market is characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The Company's success will depend in part on its ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing its current products and developing and introducing new products. Failure to anticipate or respond rapidly to advances in technology and to adapt the Company's products appropriately could render the Company's products obsolete and have a material adverse effect on the success of the Company's products and thus on the Company's business, financial condition and results of operations.

PRODUCT DEVELOPMENT RISKS

         The Company's success will depend in part on its ability to develop and introduce product enhancements and new products. The success of any product enhancement or new product depends on many factors, including the amount of resources devoted to its development, product competition and marketing campaigns. There can be no assurance that the Company will succeed in developing, introducing and marketing any product enhancements or new products in a timely fashion, if at all, or that such enhancements or new products will, if introduced, gain market acceptance. Failure to develop or introduce enhancements or new products, or significant delays in doing so, could have a material adverse effect on the Company's business, financial condition and results of operations.

         Products as complex as the Company's frequently contain undetected hardware or software errors ("bugs") when first introduced or as new versions are released. Despite testing and quality control efforts by the Company and current and potential customers, the Company anticipates that such errors may be found from time to time in new or enhanced products after commercial introduction. In addition, errors may occur when the Company's products are integrated with products of other companies which are designed to interoperate with the Company's products. The occurrence of such errors could, and the inability to correct errors would, result in the delay or loss of market acceptance of the Company's products, possible warranty expense, diversion of engineering and other resources from product development efforts and the loss of credibility in the market, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; RISK OF PRODUCT RETURNS

         The Company has incurred net losses in each of the past three years and, at December 31, 1996, had an accumulated shareholders' deficit of approximately $17.3 million. Net losses for the years ended December 31, 1994, 1995 and 1996, and for the three months ended March 31, 1997, were approximately $2.6 million, $3.3 million, $5.3 million and $1.8 million, respectively. Future operating results will depend on many factors, including the growth of the Fibre Channel market, demand for the Company's products, the level of product and price competition, the Company's ability to develop and market new products, general economic conditions and other factors. There can be no assurance that the Company will achieve or sustain profitability in the future.

         In addition, in recognition of the difficulty in obtaining market penetration of the Company's new technology and the necessity to make concessions to customers during the initial introduction of a new technology product, the Company has allowed customers to return products to the Company which do not meet the customer's needs. At December 31, 1996, the Company recorded a net sales return reserve of $150,000 ($300,000 gross sales less the estimated value of the product to be returned) as an estimate of future anticipated returns of product. There can be no assurance that this reserve will be adequate, or that significant returns will not occur in the future.

RISKS ASSOCIATED WITH MANAGING GROWTH

         The anticipated growth of the Company's operations will place significant strain on the Company's management, sales and marketing, manufacturing, operating and financial systems and resources. If such growth occurs, the Company may encounter difficulties, including problems involving lower than projected production rates, lower quality control and assurance, decreased product reliability, increased manufacturing costs, difficulties in maintaining internal accounting controls, malfunctioning of existing and new equipment, insufficient or untimely component supplies and shortages of personnel. There can be no assurance that the Company will be able successfully to plan for or manage increased production and marketing of its products. The failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION IN FIBRE CHANNEL MARKET

         The Company's Fibre Channel products encounter competition from other Fibre Channel products in addition to competition from other network technology products. For example, Hewlett-Packard Company ("Hewlett-Packard") and International Business Machines Corporation ("IBM") have developed Fibre Channel switches, and a number of other companies, including Brocade Communications Systems, Inc. have announced switch development efforts. In addition, a number of companies, including Hewlett-Packard, IBM, Emulex Corp. and Interphase Corp. are developing Fibre Channel products other than switches, such as adapters, and the Company anticipates that these and other companies will introduce commercial Fibre Channel products in the near future. In the event that Fibre Channel technology gains wider market acceptance, it is likely that an increasing number of competitors will begin developing and marketing Fibre Channel products. Some of the companies that produce or may produce Fibre Channel products competitive with the Company's products have substantially greater financial, technological and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively against current or future competitors, or that such competitors will not succeed in adapting more rapidly and effectively to changes in technology or in the market or in developing or marketing products that will be more widely accepted. A failure to compete effectively would prevent the Company from generating sufficient sales to allow the Company to attain profitable operations.

DEPENDENCE ON SUBCONTRACTORS

         The Company subcontracts a majority of its production activities, including the manufacture, assembly and testing of the Company's proprietary Fibre Channel switch and adapter designs. Utilization of subcontractors results in dependence on the timely delivery of high quality products from these manufacturers and may leave the Company with less flexibility and control over the manufacturing process than if it conducted all of these operations internally. There can be no assurance that the timely delivery of quality products will not be interrupted; any such interruption would have a material adverse effect on the Company's ability to deliver its products until acceptable arrangements could be made with a qualified alternative subcontractor. There can be no assurance that the Company would be able to reach an arrangement with such a subcontractor at acceptable prices and adequate quality levels on a timely basis. If the Company were unable to do so, such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SUPPLIERS AND AVAILABILITY OF COMPONENTS

         Certain of the components used in Ancor's products are available only from a single supplier or from a limited number of suppliers, and others may from time to time be in short supply or temporarily be available from only a single supplier. The unavailability of adequate quantities of components, a reduction or interruption in component supply, a disruption of existing supplier relationships, an inability to develop alternative sources or a significant increase in the price of components could each have a material adverse effect on the Company's ability to produce and market its products.

DEPENDENCE ON CUSTOMER

         A significant portion of the Company's revenues in fiscal 1996 were generated by a single customer, Hucom. The Company's business would be materially, adversely effected if such customer ceased doing business with the Company. The Company's revenues in the future may also be generated by a single customer or a small number of significant customers.

NEED TO ATTRACT AND RETAIN KEY PERSONNEL


         The success of the Company is dependent on its ability to attract and retain personnel needed for its business. The Company's personnel needs include highly trained personnel for such areas as management, sales and engineering. In particular, the Company's success will depend in part on the continued service of certain key personnel, including Mr. Ken Hendrickson, who was recently named its Chief Executive Officer effective as of August 18, 1997, Mr. Calvin G. Nelson, its President, Mr. Terry M. Anderson, its Senior Vice President, Systems Development, and Mr. Robert S. Cornelius, its Senior Vice President, Research & Development. As the Company increases its production and sales levels, it will need to attract and retain additional qualified skilled and unskilled workers for its operations. In recent years there has been great demand for qualified skilled and unskilled employees in the Minneapolis area, where the Company's main operations are located. There can be no assurance that the Company will be successful in attracting and retaining the personnel needed for its business. Any failure to do so would adversely affect the Company's business, financial condition and results of operations.


DEPENDENCE ON INTELLECTUAL PROPERTY

         The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. The Company currently holds one U.S. patent covering certain aspects of one of its Fibre Channel switches. The Company may apply for additional patents in the future. There can be no assurance that any of the Company's future patent applications will result in issued patents, that the scope of any current or future patents issued to the Company will prevent competitors from introducing competitive products or that any current or future patents issued to the Company would be enforceable if challenged. In addition, other parties may hold or receive patents that contain claims covering other technology included in the Company's current or future products that could hinder or prevent the sale of the Company's products or require the Company to obtain licenses to such technology, which might not be available on acceptable terms or at all.

         In addition to patents, the Company intends to rely upon unpatented trade secrets and know-how and on the expertise of its employees. Although the Company believes that it has in the past taken, and intends in the future to take, appropriate steps to protect its unpatented proprietary rights, including requiring that its employees and third parties granted access to the Company's proprietary technology enter into confidentiality agreements with the Company, there can be no assurance that these measures will be sufficient to protect the Company's rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

         The Company has registered three trademarks with the United States Patent and Trademark Office (the "PTO") and has filed for registration of four additional marks in which it claims trademark rights, one of which has been allowed. United States trademark rights are acquired by use rather than by registration, and there can be no assurance that others do not have conflicting or superior rights to the Company's unregistered trademarks. There can thus be no assurance that any of the trademarks covered by the Company's applications for registration will be found registrable, that registrations will issue, or that the Company can support the cost of defense of its trademarks.

         The high technology area frequently features disputes over intellectual property. The Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Any such litigation or disputes could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company's operating results may vary significantly from quarter to quarter due to such factors as changes in customer buying patterns, the timing of the announcement and introduction of new products by the Company or its competitors, the tactics of the Company's competitors, technological developments affecting the data communication network market, and the overall strength of the economy. All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for the Company's products, may limit management's ability to plan for production and to forecast quarterly results of operations accurately. Fluctuations in such quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to results may adversely affect the market price of the Common Stock. The Company's operating results for any particular quarter are not necessarily indicative of results that the Company may achieve for any subsequent quarter or full fiscal year.

STOCK PRICE VOLATILITY

         The stock markets recently have experienced extreme price and volume fluctuations, which have particularly affected the market prices of many high technology companies and which have often been unrelated to the operating performance of such companies. The trading prices of the Company's Common Stock have in the past been, and could in the future be, subject to wide fluctuations in response to a variety of events or factors, many of which are beyond the Company's control. These could include, without limitation (i) quarterly variations in the Company's operating results, (ii) the liquidity of the market for the Common Stock, (iii) announcements of business developments by the Company or its competitors, (iv) public perception regarding Fibre Channel's market status, (v) developments or disputes concerning proprietary rights,
(vi) technological innovations or newly introduced products, and (vii) general conditions in the data communications network industry and the economy.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company anticipates that the net proceeds of this offering, together with cash on hand, interest expected to be earned thereon and anticipated revenues from operations will be sufficient to finance the Company's operations at least through 1997, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond such time, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. Any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could adversely affect the Company and its operations, including requiring the Company to delay, scale back, or eliminate market expansion activities and research and development on existing or new products, or forcing the Company to cease operations entirely.


SHAREHOLDER LITIGATION

         The Company along with Stephen O'Hara, Lee B. Lewis and Dale Showers, has been named as a defendant in a securities action captioned Richard Radman and Sol Rosenthal v. Ancor Communications, Inc., et al. filed in the United States District Court for the District of Minnesota on July 24, 1997. The lawsuit, a putative class action, alleges that the Company violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934 when it allegedly made misleading public disclosures relating to the Company's contract with Sequent Computer Systems, Inc. and the Company's quarterly revenues. This action is in the preliminary stage and the parties have not begun discovery. The Company believes that the lawsuit is without merit and intends to defend it vigorously. However, there is no assurance that any judgment, order or decree against the Company arising out of this action will not have a material adverse effect on the Company or its business.


ANTI-TAKEOVER PROVISIONS

         Under the Company's Amended and Restated Articles of Incorporation, the Board of Directors may issue up to five million shares of preferred stock, $0.01 par value, on such terms, and with such rights, preferences and designations, as the Board of Directors may determine, without further shareholder action. The Board of Directors exercised this power to create and issue a series of 1,100 shares of Series A Convertible Preferred Stock in March 1996 and to create and issue a series of 900 shares of Series B Convertible Preferred Stock in March 1997. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of any holders of any preferred stock so issued. Furthermore, under the Company's Amended and Restated Articles of Incorporation, the Company's Board of Directors is classified and directors serve for staggered three-year terms. In addition to these provisions in its Amended and Restated Articles of Incorporation, the Company is subject to certain provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in certain acquisitions and restrict certain business combinations. The existence or issuance of "blank check" preferred stock, the existence of a staggered board and the effect of other anti-takeover provisions in the Company's charter documents or Minnesota law, individually or in the aggregate, may render more difficult or discourage any attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO DIVIDENDS

         The Company has never paid or declared a dividend on its capital stock and does not anticipate doing so for the foreseeable future.

VOLATILITY OF STOCK PRICE; SHARES AVAILABLE FOR FUTURE SALE

         The market prices for securities of high-technology companies, including the Company's securities, have been volatile. Announcements of technological innovations or new products by the Company or its competitors, the loss of a significant customer, public perception of the success of Fibre Channel technology, technological delays and period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of the Company's Common Stock.

         As of August 13, 1997, the Company had 10,872,507 shares of Common Stock outstanding. The Company also has options or warrants outstanding to purchase a total of approximately 1,451,344 shares of Common Stock. Because the Company's Series A Preferred Stock and Series B Preferred Stock carry a variable conversion rate that may fluctuate with the market price of the Company's Common Stock, it is not possible to currently quantify the precise number of shares to be issued upon future conversion of the Series A or Series B Preferred Stock. Accordingly, the Company has registered a total of 4,905,556 shares of Common Stock, which includes shares in excess of the number of shares currently issuable upon conversion of the Series B Preferred Stock and the exercise of warrants issued or to be issued by the Company in connection with the sale of the Series B Preferred Stock, if all such conversions and exercises occurred as of the date hereof, in order to ensure that a sufficient number of shares are registered in the event the price of the Company's Common Stock were to decrease. All of the shares registered hereby, if and when issued, will be eligible for sale in the open market without restriction. Additional shares of Common Stock, including shares issuable upon exercise of options and warrants, will also become eligible for sale in the public market from time to time. Sales and potential sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.

                       ANCOR COMMUNICATIONS, INCORPORATED

         Ancor Communications, Incorporated, incorporated in 1986, is recognized as a leading developer of Fibre Channel network products. Fibre Channel is a high bandwidth, low latency advance in data communications technology developed under the auspices of the ANSI. Ancor develops, manufactures, and markets Fibre Channel switches, interface adapters and application specific integrated circuits ("ASICs") and router products.

      In 1992, Ancor delivered its first prototype Fibre Channel switches and interface adapters. Commercial Fibre Channel switch and interface deliveries began in 1993. Since that product introduction, joint development and marketing alliances and significant customer relationships have been achieved with major industry players such as IBM, Hewlett-Packard, AT&T and Sun Microsystems. Ancor's Fibre Channel products are used by organizations worldwide for enhanced network performance, scalability and connectivity. Fibre Channel enables the transfer of data at speeds ranging from 266 Mbps to 1 Gigabit per second.

      Since its inception, Ancor's core technology has been built around the utilization of fiber optic cable for data transmission. Originally, through its Anderson Cornelius division, Ancor provided fiber optic manufacturing data collection systems to Ford Motor Company. In 1989, Ancor began selling its fiber optic defense communication products to the U.S. Navy. Its current Fibre Channel product category was initiated in 1988 when Ancor participated as an original member of the founding task group of the ANSI committee dedicated to the creation of the Fibre Channel standard. Today Ancor -- an active member of the ANSI Fibre Channel committee and the Fibre Channel Association -- focuses entirely on the development of Fibre Channel solutions.

      Today, Ancor offers one of the industry's most complete lines of Fibre Channel solutions for high performance network environments. Ancor's product line includes: quarter and full gigabit speed switches, stackable in modules of 8 or 16 ports and scaleable to support a Fibre Channel network of more than 3,000 nodes; Fibre Channel adapters and drivers for EISA, MCA, PCI, SBus and VME bus types, offering connectivity to popular work stations and servers; and router products offering seamless connectivity between Fibre Channel networks and legacy LAN's. Customers for Ancor Fibre Channel products run high band width, mission critical applications that require optimal network performance and quality of service in data storage, client/server and network backbone market segments. Specific spplications include data mining and backup, CAD/CAM, scientific visualization, storage clusters, server interconnect and data backup. Ancor Fibre Channel products include gigabit speed network performance, scalability, interoperability and an ANSI standard that specifies a road map to increase network performance of two and four gigabits per second transfer rates.

      Ancor's principal executive offices are located at 6130 Blue Circle Drive, Minnetonka, Minnesota 55343, (telephone number (612) 932-4000). For further information concerning Ancor, see the documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."


                              SELLING SHAREHOLDERS

      The following table sets forth certain information, as of May 15, 1997, as to the maximum number of Shares that may be sold by each of the Selling Shareholders pursuant to this Prospectus.


                                                       COMMON STOCK                                     MAXIMUM
                                                       ISSUABLE UPON                                   NUMBER OF
                                    SERIES B           CONVERSION OF                                    SHARES
                                 PREFERRED STOCK    SERIES B PREFERRED                                 OF COMMON         SHARES
                                 OWNED PRIOR TO           STOCK(2)         INVESTOR       AGENT       STOCK TO BE     OWNED AFTER
NAME                             THE OFFERING(1)    MINIMUM    MAXIMUM    WARRANTS(3)   WARRANTS(4)   OFFERED(2)(3)   OFFERING(5)
----                             ---------------    -------    -------    -----------   -----------   -------------   -----------
Capital Ventures International...      85           174,898    381,754      95,439          -           477,193               0
The Matthew Fund N.V.............      15            30,865     67,368      16,842          -            84,210               0
Nelson Partners(6)...............     143           294,239    642,246     160,561          -           802,807               0
Olympus Securities, Ltd(6).......     142           292,181    637,755     159,439          -           797,194               0
The Tail Wind Fund Limited.......      45            95,593    202,105      50,526          -           252,631               0
Queensway Financial Holdings Ltd.      40            82,305    179,649      44,912          -           224,561               0
Overseas Growth Investments Ltd..     320           658,437  1,437,193     359,298          -         1,796,491               0
OTA Limited Partnership..........      40            82,305    179,649      44,912          -           224,561           5,009
CC Investments, LDC..............      25            51,440    112,281      28,071          -           140,352               0
Swartz Family Partnership, L.P...       -               -          -            -         40,340         40,340               0
Kendrick Family Partnership, L.P.       -               -          -            -         40,340         40,340               0
P. Bradford Hathorn..............       -               -          -            -          5,000          5,000               0
Glenn R. Archer..................       -               -          -            -          5,000          5,000               0
Lisa B. Lawrence.................       -               -          -            -          1,500          1,500               0
Frank G. Mauro...................       -               -          -            -          2,500          2,500               0
Charles Krusen...................       -               -          -            -          1,779          1,779           2,612
Joe Hale.........................       -               -          -            -          6,597          6,597               0
Robert L. Hopkins................       -               -          -            -          1,250          1,250               0
Dwight B. Bronnum................       -               -          -            -          1,250          1,250               0
                                   ----------    ----------- ----------   ---------    ----------    -----------      ---------
       Total.....................     855         1,762,263  3,840,000     960,000       105,556      4,905,556           7,621

----------------------

(1) The Company's Series B Preferred Stock was issued pursuant to subscription agreements dated March 21, 1997. Each share of Series B Preferred Stock has a stated value of $10,000 and converts into Common Stock, subject to certain restrictions, at a variable conversion rate equal to the lower of $4.86 (the "Fixed Conversion Price") or 85% of the average closing bid price of the Common Stock for the five trading days prior to the date of conversion, subject to certain minimum price protections until December 24, 1997, and to a 5% annual accretion.

(2) The minimum number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock reflects the minimum number of shares issuable upon conversion of the Series B Preferred Stock owned by each investor at the Fixed Conversion Price. Because the maximum number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock cannot be determined, the maximum number of shares listed does not represent the maximum number of shares issuable upon conversion of the Series B Preferred Stock, but rather represents each Selling Shareholder's pro rata share of the total number of shares registered. In the event any Selling Shareholder does not receive the maximum number of shares upon conversion of such Selling Shareholder's Series B Preferred Stock, or does not receive warrants for the total number of shares listed, the excess number of shares may be sold, on a pro-rata basis, by the remaining Selling Shareholders.

(3) Consists of Investor Warrants issuable to holders of Series B Preferred Stock who own shares of Series B Preferred Stock on March 24, 1998. The number of shares of Common Stock subject to such Investor Warrants will depend on the dates on which the holders convert their shares of Series B Preferred Stock and the market price of the Company's Common Stock on March 24, 1998. On March 24, 1998, each holder will receive Investor Warrants equal to 20% of the original value of such Investor's purchase of Series B Preferred Stock that it has not converted as of that date divided by the conversion price then in effect for the Series B Preferred Stock. The number of shares listed represents each Selling Shareholder's pro rata share of the total number of shares registered, assuming that all Series B Preferred Stock is outstanding on March 24, 1998.

(4) Consists of warrants to purchase 105,556 shares of Common Stock by the designees of Dunwoody Brokerage Services, Inc. in connection with such company's role as placement agent for the private placement of the Company's Series B Preferred Stock in March 1997.

(5) Gives effect to the conversion of all shares of Series B Preferred Stock and the exercise of all Investor Warrants and Agent Warrants by all Selling Shareholders.


(6) Citidel Limited Partnership is the managing general partner of Nelson Partners ("Nelson") and the trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by Nelson and Olympus. The ownership information for Nelson does not include the shares owned by Olympus and the ownership information for Olympus does not include the shares owned by Nelson.



                              PLAN OF DISTRIBUTION

       The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

       The Selling Shareholders, or their respective pledges, donees, transferees or successors in interest, may offer and sell the Shares from time to time in transactions on the Nasdaq SmallCap Market or the Pacific Stock Exchange, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders. There is no assurance that any of the Selling Shareholders will sell any or all of the Shares offered by them.



       The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

       The Company has agreed to indemnify the Selling Shareholders and any underwriter and certain control persons related to the foregoing persons against certain civil liabilities, including liabilities under the Securities Act.


                              CERTAIN RECENT EVENTS

       Stephen C. O'Hara was removed as the Company's President and Chief Executive Officer effective April 16, 1997. In addition, Mr. O'Hara was not reelected to the Board of Directors of the Company at the Company's Annual Meeting of Shareholders held on May 28, 1997. The Company has named Calvin G. Nelson, the Company's former Vice President-Engineering, as its President. In addition, the Company has named Ken Hendrickson, a former executive of Western Digital Corporation, as the Company's Chief Executive Officer commencing August 18 1997.



                                     EXPERTS

       The financial statements of the Company incorporated herein and in the registration statement by reference to the Company's Annual Report on Form 10-K, as amended, have been audited by McGladrey & Pullen, LLP, independent auditors, to the extent set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

       The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.





                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

             SEC Registration Fee...............................   $8,548
             Accounting Fees and Expenses.......................    3,000
             Legal Fees and Expenses............................    7,000
                                                                    -----
                      Total.....................................  $18,548

     All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article eight of the Company's Second Amended and Restated Articles of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when such Article eight became effective.

     The Restated Bylaws of the Company provide that the officers and directors of the Company and certain others shall be indemnified to substantially the same extent permitted by Minnesota law.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding, by reason of the former or present official capacity (as defined) of such person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or complete civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     The Company maintains a standard policy of officers' and directors' insurance.

ITEM 16.  LIST OF EXHIBITS

     4.1 Loan and Warrant Purchase Agreement, dated as of June 24, 1992, between Ancor Communications, Incorporated and International Business Machines Incorporated (incorporated by reference to the Company's Registration Statement on Form SB-2 filed April 28, 1994).

     4.2 Agreement and Amendment to Loan and Warrant Purchase Agreement, dated March 10, 1994, by and among Ancor Communications, Incorporated, International Business Machines Corporation and IBM Credit Corporation (incorporated by reference to the Company's Registration Statement on Form SB-2 filed April 28, 1994).

     4.3 Second Amendment to Loan and Warrant Purchase Agreement dated April 25, 1994, by and among Ancor Communications, Incorporated, International Business Machines Corporation and IBM Credit Corporation (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form SB-2 filed April 28, 1994).

     4.4 Shareholders Agreement, dated as of June 24, 1992, among Ancor Communications, Incorporated, International Business Machines Incorporated and the shareholders of the Company named on the signature page thereto (incorporated by reference to the Company's Registration Statement on Form SB-2 filed April 28, 1994).

     4.5 Representative's Warrant (incorporated by reference to the Company's Form 10-QSB for the quarter ended March 31, 1994).

     4.6 Form of Warrant issued November 8, 1993 (incorporated by reference to the Company's Registration Statement on Form SB-2 filed April 28,
          1994).

     4.7 Form of Warrant issued April 28, 1995 (incorporated by reference to the Company's Form 10-QSB for the quarter ended March 31, 1995).

     4.8 Form of Warrant issued to Andcor Human Resources on August 28, 1995 (incorporated by reference to the Company's Form 10-QSB for the quarter ended September 30, 1995).

     4.9 Form of Warrant issued to John G. Kinnard & Company on October 23, 1995 (incorporated by reference to the Company's Form 10-QSB for the quarter ended September 30, 1995).

     4.10 Certificate of Designation of Series A Preferred Stock (incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1995).

     4.11 Form of Warrant issued to Swartz Investments, Inc. on March 7, 1996 (incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1995).

     4.12 Form of Warrant issued to Dunwoody Brokerage Services, Inc. on March 24, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

     4.13 Form of Warrant to be issued to purchasers of Series B Preferred Stock (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

     4.14 Certificate of Designations of Series B Preferred Stock (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).


     5    Opinion of Dorsey & Whitney LLP.*


     23.1 Consent of McGladrey & Pullen, LLP.*

     23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5 to this Registration Statement).*


     24   Power of Attorney.*

------------------
* Previously filed


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on August 13, 1997.


                                       ANCOR COMMUNICATIONS, INCORPORATED



                                        By  /s/ Calvin G. Nelson
                                            -----------------------------------
                                            Calvin G. Nelson
                                            President



         Pursuant to the requirements of the Securities Act of 1933, this amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on August 13, 1996.



Signature                  Title
---------                  -----

 /s/ Calvin G. Nelson                 President
-------------------------------         (principal executive officer)
Calvin G. Nelson

/s/ Lee B. Lewis                      Chief Financial Officer
-------------------------------         (principal financial officer)
Lee B. Lewis

              *                       Chairman of the Board
-------------------------------
Dale C. Showers



              *                       Director
-------------------------------
Gerald M. Bestler


              *                       Director
-------------------------------
Thomas F. Hunt, Jr.




*By  /s/ Calvin G. Nelson
    ---------------------------
     Calvin G. Nelson